UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2014

Commission File Number: 001-35224

Xunlei Limited

4/F, Hans Innovation Mansion, North Ring Road

No. 9018 High-Tech Park, Nanshan District

Shenzhen, 518057

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XUNLEI LIMITED

		By:	/s/ Tao Thomas Wu
		Name:	Tao Thomas Wu
		Title:	Chief Financial Officer

Date:	November 6, 2014

Exhibit Index

Exhibit 99.1—Press Release

Exhibit 99.1

Press Release

Xunlei Appoints New Chief Technology Officer

SHENZHEN, November 3, 2014 (GLOBE NEWSWIRE) – Xunlei Limited (“Xunlei” or the “Company”) (Nasdaq: XNET) today announced the appointment of Mr. Lei Chen as Chief Technology Officer (“CTO”). Mr. Chen joins the Company with rich industry experience in cloud computing, software architecture and online infrastructure from his previous roles at Tencent, Google and Microsoft.

As CTO of Xunlei, Mr. Chen will lead the effort to expand Xunlei’s technology roadmap, focuses on growth initiatives of the Company, including collaboration with Xiaomi and the Company’s mobile and living room content delivery offerings. He will also focus on optimizing customers’ experience to generate greater potential for monetization.

Mr. Sean Zou, Chairman and Chief Executive Officer of Xunlei, commented, “Mr. Chen brings with him a strong blend of management and technical skills and will be a very valuable addition to our executive team. He possesses extensive experience in the commercialization of cloud computing, and his joining the Xunlei team reflects our strong commitment to succeed and advance with cloud computing technology.”

Prior to joining Xunlei, Mr. Chen was CEO of Tencent Cloud Computing Ltd where he spearheaded Tencent’s cloud computing, open platform and social advertisement efforts. He joined Tencent in 2010 and before becoming CEO of Tencent Cloud Computing Ltd he served as manager of Tencent’s Cloud Platform division and deputy general manager of its Open Platform and Social Advertising Platform divisions. Mr. Chen also worked at Google and Microsoft before joining Tencent, creating data storage and e-commerce applications.

Mr. Chen holds a Bachelor of Science degree in Computer Science and Technology from Tsinghua University, and a Master’s degree in Computer Science from The University of Texas at Austin.

About Xunlei

Xunlei Limited (“Xunlei”) is one of the top 10 largest Chinese internet companies, with an average of approximately 310 million monthly unique visitors in June, 2014, according to iResearch. Xunlei is the No. 1 acceleration product provider in China as measured by market share in June 2014, according to iResearch. Xunlei operates a powerful internet platform in China based on cloud computing to provide users with quick and easy access to digital media content through its core products and services, Xunlei Accelerator and the cloud acceleration subscription services. Xunlei is increasingly extending into mobile devices in part through potentially pre-installed acceleration products in mobile phones and to living rooms through TV coverage. Benefitting from the large user base accumulated by Xunlei Accelerator, Xunlei has further developed various value-added services, including Xunlei Kankan, online game and pay per view, to meet a fuller spectrum of its users’ digital media content access and consumption needs.

Safe Habor Statement

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward- looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the management’s quotations regarding the Agreement and the Company’s strategic and operational plans, contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Forward-looking statements involve inherent risks and uncertainties, including but not limited to: the Company’s ability to continue to innovate and provide attractive products and services to retain and grow its user base; the Company’s ability to keep up with technological developments and users’ changing demands in the Internet industry; the Company’s ability to convert its users into subscribers of its premium services; and the Company’s ability to deal with existing and potential copyright infringement claims and other related claims; and the Company’s ability to compete effectively. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

PR Contact:

Fleishman-Hillard

Email: hkg.xnet@fleishman.com